

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



04008497

February 11, 2004

Robert E. Cox
Vice President, Associate General Counsel
And Assistant Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Act: 1934
Section: 14A-8
Rule:
Public Availability: 2/11/2004

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2003

Dear Mr. Cox:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to PepsiCo by Alexander R. Lehmann. We also have received a letter from the proponent dated January 5, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 01 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff, New York 10510

77476

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff, New York 10510

RECEIVED
2004 JAN -8 AM 11:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 5, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: PepsiCo, Inc. (File No. 1-1183) Request for Omission of my Shareholder Proposal of 11/21/03 Pepsico's letter to the SEC's Office of Chief Counsel of 12/30/03

Dear Madam or Sir:

As a long time PepsiCo shareholder, I ask respectfully that the SEC not concur with PepsiCo's decision to omit my proposal for the company's proxy materials for the following four reasons.

1. PepsiCo (PEP) could be the biggest beneficiary of my proposal. If PEP management were thinking like owners, it would not make this request to the SEC which is against the company's best self-interest and that of all its shareholders. With ownership of 39.9% of PepsiAmericas (PAS) common stock, PEP is the controlling owner of PAS. PAS is a franchisee and a captive customer of PEP.

   If PAS valuation were to rise $12/share to $15/share, as I suggested - please see Exhibit 1 - then 57.4 million shares of PAS would be $689 million to $861 million worth more to PEP and all its owners (before the costs of $105 million for equalizing the support differential and financing costs). It is false that I, as an insignificant owner of PAS, only want to benefit from my proposal. All shareholders of PEP and PAS would benefit. Otherwise, what would be the point of 'making the bottlers healthy?'

2. There is an unexplained 2 to 1 margin for error in PEP's pricing and marketing support system. Thus my proposal addresses an important non-operating issue affecting PEP's and PAS' valuations. PEP's management directs a massive marketing support system. In 2002, that system required payouts totaling $5.5 billion or 119% of PEP's reported cashflow from operations. Normalized over three years, these payouts resulted in PEP's No. 1 bottler receiving support payments equivalent to 46% of its ebitda cashflow and PEP's No. 2 bottler receiving only 23% of its ebitda cashflow.

PEP's board of directors, performing its fiduciary duty to all shareholders, should vouch for the integrity of the company's incentive system. Can the PEP board of directors assert with confidence that PEP's incentive system including its unaudited accounting are fair and equitable to all bottlers, customers, and owners? In PEP's letter to the SEC dated 12/30/03 - please see Exhibit 2 - the company disagrees with me that it is unfairly treating PAS, its No. 2 bottler (in which I have an insignificant ownership position).

3. My proposal became necessary after PEP management did not acknowledge or respond to a letter I addressed to Ms. Nooyi, the company's president and chief financial officer, on October 1, 2003. Please see Exhibit 3.

   In that letter I suggested that 'it may be time to take a close look at (a major structural issue, namely) whether the concept of global (?) anchor bottlers is outdated.' I asked for a definition of what the words 'getting the bottlers healthy' might mean. That definition has strategic implications, given the well known competitive dynamics in PEP's supply chain. Finally, my letter detailed concerns about the different support treatment and its accounting of PEP's two largest bottlers as well as their effect on bottler valuations.

4. Instead of stretching to increase the value of all its shareholders' investment, as PEP has professed in the past - please see Exhibit 4 - PEP management here is trying to play down the importance of substantial annual investment which lacks transparency and to circumvent shareholder debate about it. All shareholders of PEP can benefit from my proposal only if our shareholder democracy permits a shareholder like me to air concerns of structural, strategic, operational, and accounting significance - when all of these appear to derive from systemic conflicts of interest between franchisor and franchisee.

The SEC denying PEP's decision to omit my proposal would allow all PEP shareholders to inform themselves about a key aspect of the franchisor/franchisee (middleman) relationship and to consider the issues before they vote on it.

I am prepared to amend and clarify my proposal if the SEC requires it or if PEP wishes to give me the opportunity.

Thank you very much for your consideration.

Sincerely yours,



cc; Robert E. Cox, PepsiCo

* My telephone is 914 941 0012.

EXHIBIT 1

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff Manor, New York 10510

November 21, 2003

Proposal to Pepsico Inc., 700 Anderson Hill Road, Purchase, NY 10577, for inclusion in the company's 2004 proxy statement and for action at the 2004 annual meeting.

WHEREAS, Pepsico (PEP) has removed its two principal 'global anchor' bottlers from the market for control and turned them into captive customers whom it also controls; and

WHEREAS, PEP's marketing support and incentive practices have led to unequal or unfair treatment of its principal bottlers and to questionable accounting affecting bottler valuations; and

WHEREAS, PEP is 'recognizing the importance of getting the bottlers healthy.'[1]

BE IT RESOLVED, that PEP's Board of Directors direct management to:

Stop favoring one bottler over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments to avoid regulatory exposure. Develop a code of conduct and procedures so that unequal bottler treatment and resulting unequal bottler valuations will cease. *These unequal or unfair support differentials represent about $12 to $15 per share of market value foregone by PepsiAmericas' (PAS) owners.*

On a 3-year normalized basis, Pepsi Bottling Group (PBG), PEP's largest bottler, received incentives totaling 46% of its ebitda cash flow. PepsiAmericas (PAS), PEP's second largest bottler, received only half that percentage support, or 23% of its ebitda cash flow. To PAS, this differential is worth additional PEP support of about $105 million per year.

[1] "Sweet Spot", by R. Goldwyn Blumenthal, Barrons, 8/25/03, p. 11

Absent an acceptable explanation for unequal treatment, this is clearly discriminating and unfair.

Supporting Statement

As major retailers like WalMart, Kroger and others become relatively more powerful, the issue is how PEP and its principal bottlers can consistently deliver value propositions to all important customer segments in order to (a) achieve value creation and growth objectives, and (b) continue competing aggressively with a rival who commands this and most other world markets.

PEP's currently outsourced distribution system appears to hide sizeable inefficiencies and hard-to-measure tension. Business growth and value creation interests between the franchisor and the franchisees are intimately intertwined through PEP's control of its principal bottlers and its marketing support and incentive system. When the incentive system does not work properly, then independent investors have to forego stock appreciation potential. In past years, the two principal bottlers have achieved rather divergent results: PBG has created value, PAS has destroyed it. Getting the system of marketing support payments right will be a very important element in "getting the bottlers healthy".[1]

[1] "Sweet Spot", by R. Goldwyn Blumenthal, Barrons, 8/25/03, p. 11

EXHIBIT 2



PEPSICO

    

700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
AND ASSISTANT SECRETARY

VIA FEDERAL EXPRESS

December 30, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

R 1/2/04

Re: PepsiCo, Inc. (File No. 1-1183) 2003 Shareholder's Proposal
Proponent: Alexander R. Lehmann

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2004 Annual Shareholders' Meeting (the "Annual Meeting") the proposal and supporting statement submitted by Alexander R. Lehmann (the "Proponent"), dated November 21, 2003 (the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from its 2004 Proxy Materials for the reasons stated below.

The Proposal requires the Company's Board of Directors to:

> "direct management to: Stop favoring one bottler [of the Company's beverage products] over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments



PEPSICO

to avoid regulatory exposure. Develop a code of conduct and procedures so that unequal bottler treatment and resulting unequal bottler valuations will cease. *These unequal or unfair support differentials represent about $12 to $15 per share of market value foregone by PepsiAmericas' (PAS) owners."* (emphasis in original)

It is the Company's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(4). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(4) provides that a proposal may be omitted if it is designed to result in a personal benefit to the proponent "or to further a personal interest, which is not shared by the other shareholders at large."

??

1. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7) as dealing with a matter relating to the Company's ordinary business operations. Specifically, the Proposal relates to how the Company sells, markets and advertises its products.

The Staff explained the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"): "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Staff has consistently indicated that the manner in which a company promotes its products is part of a company's ordinary business operations, and has not recommended enforcement action against a company that omits proposals that seek to regulate the promotion or marketing of its products. *See, e.g.,* Johnson and Johnson (February 7, 2003).

No

The Proposal relates to the marketing incentives and support payments the Company provides to certain of its customers, namely its franchised bottlers. Indeed, the second Whereas clause of the Proposal makes clear that the Proponent is addressing the Company's "marketing support and incentive practices" that the Proponent believes "have led to unequal or unfair treatment of its principal bottlers." The Company's decisions regarding the level of marketing support and incentives provided to individual bottlers fall within the Company's ordinary business operations as such payments are the primary source of funding used in the sale, marketing and advertising of the Company's beverage products.

What about strategy v. KO 'getting bottlers healthy'?

The Company owns several brands of beverage products and licenses the right to make such products to certain entities, including the Company's franchised bottlers. In its role as franchisor, the Company markets and sells beverage concentrate used in the bottlers' manufacturing of carbonated soft drinks and other beverages. The Company's only customers for its concentrate are its franchised "bottlers." These bottlers purchase the concentrate, manufacture (or mix) the beverage products (with the concentrate being the core ingredient), and sell and deliver finished beverage products to retail customers.



PEPSICO

To further its sales of concentrate and beverage products to bottlers, the Company provides marketing support and incentives to bottlers. The level of support is based, in part, on the emphasis the Company places on marketing and distributing certain products and the volume of concentrate purchased from the Company by the bottler. Of course, the amount of concentrate purchased by the bottler is directly linked to the amount of beverage products sold by the bottler to retail customers. In this manner the Company supports the promotion and sale of finished beverage products by its franchised bottlers with a goal of selling more concentrate to bottlers.

By way of example, the Company may decide that in markets A and B it seeks to increase soft drink sales in grocery stores. In this case, the Company may approach the bottler in each of those markets and offer them certain support or incentives to market soft drink products (e.g., by providing (or reimbursing the bottler for the costs of) end aisle displays used by the bottler in grocery stores). In markets 1 and 2, however, the Company may seek to increase the number of vending machines in public venues. In this case, the Company may offer the bottlers in markets 1 and 2 different support or incentives (e.g., discounted vending machines) than offered in markets A and B (end aisle displays).

On a daily basis, Company management determines how to market, promote and advertise its products in various markets with the goal of most effectively increasing overall sales of its concentrate and beverage products. The support or incentives provided to bottlers are directly tied to the Company's decisions in this regard and differ from market to market and, thus, bottler by bottler.

In *Johnson and Johnson* (February 7, 2003), the Staff did not recommend enforcement action with respect to the company's decision to omit a proposal that sought a report on the extent and types of payments, incentives and rebates the company offered to doctors and pharmacies to have them influence the selection of the company's products. The Staff indicated that the proposal in that case related to the ordinary business operations of Johnson and Johnson because it related to the sale and advertising of particular products.

The Proposal here goes even farther than that in Johnson and Johnson. The Proposal does not merely seek a report of the marketing support and incentives provided by the Company to its bottlers; the Proposal seeks to regulate the actual level of support and incentives.

In addressing and seeking to determine the Company's level of marketing incentives and support provided to bottlers, the Proposal goes to the very heart of how the Company manages its business on a day-to-day basis. The daily decisions regarding the marketing and promotion of the Company's products are part of the

The Company directs bottler strategy? bottler, execute only?

v. total $5.5 B ('02 AR p.44) = strategic investment
No transparency
· who decides to spend when where how
· what are criteria or conditions

 **PEPSICO**

Company's ordinary business and are not the type of decision that can be (or properly should be) determined by shareholders.

2. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent or to further a personal interest, which benefit or interest is not shared with the other shareholders at large.

Yes, it would be shared + this is like owner

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process is not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (August 16, 1993). The Staff has consistently applied this statement and has not recommended enforcement action against companies that omit proposals designed to further a personal interest not shared by other shareholders. *See, e.g.,* Dow Chemical (March 5, 2003); Sara Lee Corp. (August 10, 2001). Notably, proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a special interest." Exchange Act Release 34-19135 (October 14, 1982). Application of Rule 14a-8(i)(4) requires "determinations essentially involving the motivation of the proponent in submitting the proposal." Id.

The Company believes that the Proponent's motivation in submitting the Proposal is to increase the value of his own stock holdings in one of the Company's bottlers – PepsiAmericas, Inc. ("PAS").[1] Indeed, the Proposal clearly asserts that the Company is disadvantaging PAS, and the Proponent's single goal appears to be to generate more marketing support and incentives to PAS with the hope that such support will strengthen PAS's business and increase its stock price. ∴ MV of PEP owning 40%

While the Company has an interest in strengthening all of its bottlers, the Proponent is seeking to advance the interest of only PAS. Why is the Proponent's sole focus on PAS? One only need examine the italicized language of the resolution of the Proposal to derive a clear understanding of the Proponent's motivation: *"These unequal or unfair support differentials represent about $12 to $15 per share of market value foregone by PepsiAmericas (PAS) owners."* (emphasis in original).

The Proposal goes on to highlight the financial impact to PAS of the differential between marketing incentives to PAS and to another of the Company's bottlers: "To PAS, this differential is worth additional PEP support of about $105 million per year."

[1] During 2002, the Proponent declared in a similar proposal contained in the PAS Proxy Statement, that he owned 12, 280 shares of PAS stock.



PEPSICO

The Proposal concludes with the following statement, "Absent an acceptable explanation for unequal treatment, this is clearly discriminating and unfair."

Notably, the Proposal does not focus on how this alleged "unfair treatment" impacts the Company and its shareholders. Instead, the Proposal focuses only on the financial impact to PAS and the alleged negative result of such impact on PAS shareholders, including the Proponent. In short, the Proponent owns a significant number of PAS shares and simply wants to see appreciation in the value of his investment in PAS.

While the Company disagrees with the Proponent's position that the Company is unfairly treating PAS, the Company also believes that the Proponent has submitted a proposal that is not in the common interests of the Company's shareholders.

Big Δ MV

is against PEP's self interest

* * *

Based on the foregoing, the Company respectfully requests the Division's concurrence with its decision to omit the Proposal from the Proxy Materials, and further requests that we be notified of this concurrence. If you have any questions about this matter, you may telephone the undersigned at (914) 253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President, Associate General
Counsel and Assistant Secretary

Enclosures

cc: (Via Certified Mail/Return Receipt Requested)

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff Manor, New York 10510

EXHIBIT 3

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff, NY 10510

10/1/03

Indra K. Nooyi
President and CFO
Pepsico, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Nooyi,

I am writing as a long time shareholder of Pepsico and PepsiAmericas. Last year, I brought the attached shareholder proposal at PAS. Some 50% of independently held shares were voted in its favor. In light of the continuing value destruction at PAS, it may be time to take a close look at whether the concept of global (?) anchor bottlers is outdated and what the optimal structure for bottlers should be in view of their importance relative to 1) the franchise relationships with PEP, 2) the requirements of multi brand/multi market beverage distribution, and 3) multiple equity competition.

Addressing these issues looks to be timely also because 'the supply chain is one of the new competitive battlegrounds.' 1) According to Barron's, PEP is 'recognizing the importance of getting the bottlers healthy.' 2) The words 'getting healthy' require a definition. 'Healthy' by what business or value creation requirements? By whose standards?

In this context I have looked at a) PEP's incentive payments to its two major bottlers and b) the key drivers of value creation at PBG and PAS. PEP has, for all intents and purposes, de facto control of both. It is the monopoly supplier of concentrate and other products. That is, however, where similariti end: PEP appears to favor PBG over PAS with respect to incentive payments.

In 2002, PEP paid $5.5 billion to 'customers, consumers, and, for PCNA, directly to certain retailers.' PBG received $669 milli and PAS, $132 million. Marketing 'opportunities' seem to be a criterion for such payments. Is PBG the better marketer/executor of the two? Or is it the better negotiator? Is PEP getting its money's worth from one but not from the other? How can PEP assert the integrity of its entire distribution system - of which both, PBG and PAS, are important parts? What inefficiencies are hidden in this system? What is the effect of accounting distortions?

Here is what I found in looking at some of these questions.

2 Nooyi 10/1/03

1. In the past three years and due to better management or larger incentive payments to PBG, that company improved its cost of goods sold (cogs) and sales, delivery, and administrative (s, d, & a) expenses as a percent of net revenues while the same at PAS deteriorated. During the 2000 to 2002 period, the cogs at PBG and PAS moved in opposite directions.

	Cogs as % of net revs			%Improvement
	2002	2001	2000	2000 to 2002
PAS	60.7%	60.8%	59.4%	(1.3)%
PBG	54.3	54.2	55.2	.9

The same was true for s, d, & a expenses.

	S, d, & a exp as % of net revs			%Improvement
	2002	2001	2000	2000 to 2002
PAS	29.9%	28.9%	29.1%	(.8)%
PBG	36.0	37.7	37.4	1.4

2. The net revenue and s, d, & a expense numbers at both companies are distorted due to PEP's support payments and their accounting. 3) On a 3-year normalized basis, PAS takes about 64% of PEP's annual support payments as an increase in net revenues; at PBG, the same number is 43%. An analyst can interpret this as PAS having a need greater than PBG to show larger than real revenue increases.

   On the expense reduction side, PAS uses only 36% of PEP's support payments to lower s, d, & a expenses. PAS' lower s, d, & a expenses as a percent of net revenues suggest that it operates more efficiently than PBG. One can also interpret this as PBG's need to show improving operating margins and hence, a greater cash return on capital. The criteria for making these revenue increase or expense reduction decisions are not known.

   Historically, PAS' operating margins have exceeded those of PBG.

Pricing

3. PBG appears to purchase its concentrate etc. on more favorable terms than PAS. Based on company data, PAS' concentrate etc. purchases in 2002 rose to 44.1% of cogs, from 33.8% two years earlier. PBG's concentrate etc. purchases rose to 43.3%, or roughly to the same percentage of cogs as at PAS. Instead of the whopping 10.3% increase since 2000 relative to cogs at PAS, the change at PBG, however, was only 5.6%.

4. In the last three years, PBG has received roughly twice the PEP support that PAS has received. The 3-year comparable transactions were as follows.

	2000 to 2002 Normalized Incentive Adjustments as a Percent of	
	Cogs	Concentrate etc. Purchases
PBG	12.6%	30.6%
PAS	6.0	16.6

Considering incentives only paid to PBG (see PBG '02 annual report, p. 22) with PEP transactions at PAS and relating both toebitda, this picture emerges.

	Incentive Adjustments as Percent of Ebitda			
	2002	2001	2000	3-Yrs Normalized
PBG	41.5%	46.6%	49.4%	45.5%
PAS	28.7	24.9	15.7	23.1

Put another way, if PAS incentives had equaled PBG's 45.5% of normalized ebitda, PEP's second largest bottler should have received about $105 million annually more in support than it does now. The conditions for these incentive awards or the reasons for this sizeable differential over time are not clear.

5. Many investors view the key drivers of value creation as revenue growth, improving operating margins, free cashflow, and cash returns on capital exceeding the weighted cost of capital. I compared some of the principal competitors in the industry according to sales per $ of assets and operating margins, both measures of efficiency or successful management. The differences between concentrate suppliers and bottlers are striking.

	2002 Sales/Assets	Oper. Margin
PEP N Am	$2.44	29.3%
KO Asia	2.13	36.0
L Am	1.73	49.4
N Am	1.25	23.9
PEP Intl	.95	12.8
PBG	.92	9.7
PAS	.91	9.3
CCE	.69	8.1

6. Since 1999, PAS'average share price plus dividends has declined from $18.88 to $12.51 (as of Value Line, 8/8/03). Thus it is down 33.7 percent. The company's average market value has declined from $2626 million to $1789 million, or 31.9 percent. By contrast, PBG's average share price and market value have risen. Average PBG market value has increased 100%, or 19% annually, during the 4-year period.

All of this suggests that there is tension in the Pepsi distribution system. There are inefficiencies. There is what looks like an unfair support differential. There are accounting distortions. 4) PEP and investors are paying for not clearly knowing what they may get in return. The two principal bottlers achieve rather divergent results. Getting the system of marketing support payments right may be but one important element in 'getting the bottlers healthy.' Fixing the supply chain and what appear to be structural issues will be others.

I shall be curious to know how you will react, what PEP will do when. May I hear from you? Thank you for your consideration

Sincerely yours,



1) 'Back on the Chain Gang,' by Daniel Lyons, Forbes, 10/13/03, p.
2) 'Sweet Spot,' by R. Goldwyn Blumenthal, Barron's, 8/25/03, p. 1
3) 'Has Coke been Playing Accounting Games?' by D. Foust, Business Week, 5/13/02, p. 98
4) All three companies have KPMG as their auditor.

EXHIBIT 4

Stretching for Shareholders

We stretch to increase the value of our shareholders' investment by concentrating on three major "value drivers."

This year our Operating Review explains how we put these value drivers to work for our shareholders:

Value Driver: Increasing Sales

Sales growth comes from creating and marketing popular products. Ours are some of the biggest, best-known and most aggressively marketed brand names in the world.

Value Driver: Improving Margins

Profit margin is the difference between the selling price of a product and the cost to produce and sell it. We use our manufacturing and marketing skills and huge operating systems to make more money on each product we sell by consistently finding new ways to reduce costs and maximize efficiency... without reducing quality or service.

Value Driver: Investing Capital

We expect the cash we invest in our businesses to earn a return well in excess of 11%, which is our cost of capital. We're fortunate because all three of our businesses offer ample opportunities to do this. We can achieve consistently superior returns with relatively little risk by investing in businesses we know... in existing operations or in closely related acquisitions.

Source: PepsiCo. 1988 Annual Report.



PEPSICO



700 Anderson Hill Road Purchase, New York 10577 www.pepsico.com
Tel. (914) 253-3281 Fax (914) 253-2367

ROBERT E. COX
VICE PRESIDENT, ASSOCIATE GENERAL COUNSEL
AND ASSISTANT SECRETARY

RECEIVED
2004 JAN -2 PM 2:36
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

VIA FEDERAL EXPRESS

December 30, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth St., N.W.
Washington, D.C. 20549

Re: PepsiCo, Inc. (File No. 1-1183) 2003 Shareholder's Proposal
Proponent: Alexander R. Lehmann

Dear Madam or Sir:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act"), PepsiCo, Inc. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from the Company's proxy materials (the "Proxy Materials") for its 2004 Annual Shareholders' Meeting (the "Annual Meeting") the proposal and supporting statement submitted by Alexander R. Lehmann (the "Proponent"), dated November 21, 2003 (the "Proposal") (attached as Attachment A). As required by Rule 14a-8(j), six copies of the Proposal and six copies of this letter are enclosed herewith.

By copy of this letter, the Company is also notifying the Proponent of the Company's intention to omit the Proposal from its 2004 Proxy Materials for the reasons stated below.

The Proposal requires the Company's Board of Directors to:

> "direct management to: Stop favoring one bottler [of the Company's beverage products] over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments



PEPSICO

> to avoid regulatory exposure. Develop a code of conduct and procedures so that unequal bottler treatment and resulting unequal bottler valuations will cease. *These unequal or unfair support differentials represent about $12 to $15 per share of market value foregone by PepsiAmericas' (PAS) owners."* (emphasis in original)

It is the Company's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(4). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." Rule 14a-8(i)(4) provides that a proposal may be omitted if it is designed to result in a personal benefit to the proponent "or to further a personal interest, which is not shared by the other shareholders at large."

1. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(7) as dealing with a matter relating to the Company's ordinary business operations. Specifically, the Proposal relates to how the Company sells, markets and advertises its products.

The Staff explained the ordinary business exclusion in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"): "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Staff has consistently indicated that the manner in which a company promotes its products is part of a company's ordinary business operations, and has not recommended enforcement action against a company that omits proposals that seek to regulate the promotion or marketing of its products. *See, e.g.,* Johnson and Johnson (February 7, 2003).

The Proposal relates to the marketing incentives and support payments the Company provides to certain of its customers, namely its franchised bottlers. Indeed, the second Whereas clause of the Proposal makes clear that the Proponent is addressing the Company's "marketing support and incentive practices" that the Proponent believes "have led to unequal or unfair treatment of its principal bottlers." The Company's decisions regarding the level of marketing support and incentives provided to individual bottlers fall within the Company's ordinary business operations as such payments are the primary source of funding used in the sale, marketing and advertising of the Company's beverage products.

The Company owns several brands of beverage products and licenses the right to make such products to certain entities, including the Company's franchised bottlers. In its role as franchisor, the Company markets and sells beverage concentrate used in the bottlers' manufacturing of carbonated soft drinks and other beverages. The Company's only customers for its concentrate are its franchised "bottlers." These bottlers purchase the concentrate, manufacture (or mix) the beverage products (with the concentrate being the core ingredient), and sell and deliver finished beverage products to retail customers.



PEPSICO

To further its sales of concentrate and beverage products to bottlers, the Company provides marketing support and incentives to bottlers. The level of support is based, in part, on the emphasis the Company places on marketing and distributing certain products and the volume of concentrate purchased from the Company by the bottler. Of course, the amount of concentrate purchased by the bottler is directly linked to the amount of beverage products sold by the bottler to retail customers. In this manner the Company supports the promotion and sale of finished beverage products by its franchised bottlers with a goal of selling more concentrate to bottlers.

By way of example, the Company may decide that in markets A and B it seeks to increase soft drink sales in grocery stores. In this case, the Company may approach the bottler in each of those markets and offer them certain support or incentives to market soft drink products (e.g., by providing (or reimbursing the bottler for the costs of) end aisle displays used by the bottler in grocery stores). In markets 1 and 2, however, the Company may seek to increase the number of vending machines in public venues. In this case, the Company may offer the bottlers in markets 1 and 2 different support or incentives (e.g., discounted vending machines) than offered in markets A and B (end aisle displays).

On a daily basis, Company management determines how to market, promote and advertise its products in various markets with the goal of most effectively increasing overall sales of its concentrate and beverage products. The support or incentives provided to bottlers are directly tied to the Company's decisions in this regard and differ from market to market and, thus, bottler by bottler.

In *Johnson and Johnson* (February 7, 2003), the Staff did not recommend enforcement action with respect to the company's decision to omit a proposal that sought a report on the extent and types of payments, incentives and rebates the company offered to doctors and pharmacies to have them influence the selection of the company's products. The Staff indicated that the proposal in that case related to the ordinary business operations of Johnson and Johnson because it related to the sale and advertising of particular products.

The Proposal here goes even farther than that in Johnson and Johnson. The Proposal does not merely seek a report of the marketing support and incentives provided by the Company to its bottlers; the Proposal seeks to regulate the actual level of support and incentives.

In addressing and seeking to determine the Company's level of marketing incentives and support provided to bottlers, the Proposal goes to the very heart of how the Company manages its business on a day-to-day basis. The daily decisions regarding the marketing and promotion of the Company's products are part of the



PEPSICO

Company's ordinary business and are not the type of decision that can be (or properly should be) determined by shareholders.

2. The Proposal may be omitted from the Proxy Materials under Rule 14a-8(i)(4) because it is designed to result in a benefit to the Proponent or to further a personal interest, which benefit or interest is not shared with the other shareholders at large.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process is not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release 34-20091 (August 16, 1993). The Staff has consistently applied this statement and has not recommended enforcement action against companies that omit proposals designed to further a personal interest not shared by other shareholders. *See, e.g.,* Dow Chemical (March 5, 2003); Sara Lee Corp. (August 10, 2001). Notably, proposals phrased in broad terms that "might relate to matters which may be of general interest to all security holders" may be omitted from a company's proxy materials "if it is clear from the facts . . . that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a special interest." Exchange Act Release 34-19135 (October 14, 1982). Application of Rule 14a-8(i)(4) requires "determinations essentially involving the motivation of the proponent in submitting the proposal." Id.

The Company believes that the Proponent's motivation in submitting the Proposal is to increase the value of his own stock holdings in one of the Company's bottlers – PepsiAmericas, Inc. ("PAS").[1] Indeed, the Proposal clearly asserts that the Company is disadvantaging PAS, and the Proponent's single goal appears to be to generate more marketing support and incentives to PAS with the hope that such support will strengthen PAS's business and increase its stock price.

While the Company has an interest in strengthening all of its bottlers, the Proponent is seeking to advance the interest of only PAS. Why is the Proponent's sole focus on PAS? One only need examine the italicized language of the resolution of the Proposal to derive a clear understanding of the Proponent's motivation: *"These unequal or unfair support differentials represent about $12 to $15 per share of market value foregone by PepsiAmericas (PAS) owners."* (emphasis in original).

The Proposal goes on to highlight the financial impact to PAS of the differential between marketing incentives to PAS and to another of the Company's bottlers: "To PAS, this differential is worth additional PEP support of about $105 million per year."

[1] During 2002, the Proponent declared in a similar proposal contained in the PAS Proxy Statement, that he owned 12, 280 shares of PAS stock.

The Proposal concludes with the following statement, "Absent an acceptable explanation for unequal treatment, this is clearly discriminating and unfair."

Notably, the Proposal does not focus on how this alleged "unfair treatment" impacts the Company and its shareholders. Instead, the Proposal focuses only on the financial impact to PAS and the alleged negative result of such impact on PAS shareholders, including the Proponent. In short, the Proponent owns a significant number of PAS shares and simply wants to see appreciation in the value of his investment in PAS.

While the Company disagrees with the Proponent's position that the Company is unfairly treating PAS, the Company also believes that the Proponent has submitted a proposal that is not in the common interests of the Company's shareholders.

* * *

Based on the foregoing, the Company respectfully requests the Division's concurrence with its decision to omit the Proposal from the Proxy Materials, and further requests that we be notified of this concurrence. If you have any questions about this matter, you may telephone the undersigned at (914) 253-3281.

Please file-stamp and return one copy of this letter in the enclosed, self-addressed stamped envelope.

Very truly yours,

Robert E. Cox
Vice President, Associate General
Counsel and Assistant Secretary

Enclosures

cc: (Via Certified Mail/Return Receipt Requested)

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff Manor, New York 10510



bcc:
Tod MacKenzie, PepsiCo
Elaine Palmer, PepsiCo
Tom Tamoney, PepsiCo

Alexander R. Lehmann
812 Sleepy Hollow Road
Briarcliff Manor, New York 10510

November 21, 2003

Proposal to Pepsico Inc., 700 Anderson Hill Road, Purchase, NY 10577, for inclusion in the company's 2004 proxy statement and for action at the 2004 annual meeting.

WHEREAS, Pepsico (PEP) has removed its two principal 'global anchor' bottlers from the market for control and turned them into captive customers whom it also controls; and

WHEREAS, PEP's marketing support and incentive practices have led to unequal or unfair treatment of its principal bottlers and to questionable accounting affecting bottler valuations; and

WHEREAS, PEP is 'recognizing the importance of getting the bottlers healthy.'[1]

BE IT RESOLVED, that PEP's Board of Directors direct management to:

Stop favoring one bottler over the other, stop permitting unequal or unfair support differentials, and ensure uniform accounting for support payments to avoid regulatory exposure. Develop a code of conduct and procedures so that unequal bottler treatment and resulting unequal bottler valuations will cease. *These unequal or unfair support differentials represent about $12 to $15 per share of market value foregone by PepsiAmericas' (PAS) owners.*

On a 3-year normalized basis, Pepsi Bottling Group (PBG), PEP's largest bottler, received incentives totaling 46% of its ebitda cash flow. PepsiAmericas (PAS), PEP's second largest bottler, received only half that percentage support, or 23% of its ebitda cash flow. To PAS, this differential is worth additional PEP support of about $105 million per year.

[1] "Sweet Spot", by R. Goldwyn Blumenthal, Barrons, 8/25/03, p. 11

Absent an acceptable explanation for unequal treatment, this is clearly discriminating and unfair.

Supporting Statement

As major retailers like WalMart, Kroger and others become relatively more powerful, the issue is how PEP and its principal bottlers can consistently deliver value propositions to all important customer segments in order to (a) achieve value creation and growth objectives, and (b) continue competing aggressively with a rival who commands this and most other world markets.

PEP's currently outsourced distribution system appears to hide sizeable inefficiencies and hard-to-measure tension. Business growth and value creation interests between the franchisor and the franchisees are intimately intertwined through PEP's control of its principal bottlers and its marketing support and incentive system. When the incentive system does not work properly, then independent investors have to forego stock appreciation potential. In past years, the two principal bottlers have achieved rather divergent results: PBG has created value, PAS has destroyed it. Getting the system of marketing support payments right will be a very important element in "getting the bottlers healthy".[1]

[1] "Sweet Spot", by R. Goldwyn Blumenthal, Barrons, 8/25/03, p. 11

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PepsiCo, Inc.
Incoming letter dated December 30, 2003

The proposal would require that management "stop favoring one bottler over the other, stop permitting unequal or unfair support differentials and ensure uniform accounting for support payments."

There appears to be some basis for your view that PepsiCo may exclude the proposal under rule 14a-8(i)(7), as relating to ordinary business matters, (i.e., decisions relating to vendor relationships, discounts, developing a code of ethics and accounting matters). Accordingly, we will not recommend enforcement action to the Commission if PepsiCo omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this conclusion, we have not found it necessary to address the alternative basis for omission upon which PepsiCo relies

Sincerely,



Keir D. Gumbs
Special Counsel